UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Response Genetics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76123U 105
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 76123U 105	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS
Samuel Serruya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,360,872 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,360,872 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,360,872 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.9%
12	TYPE OF REPORTING PERSON
IN

___________
(1) Includes 459,328 shares of common stock owned in the name of Clara Serruya and 901,544 shares of common stock owned in the name of Samuel Serruya. Samuel and Clara Serruya are husband and wife. Samuel Serruya disclaims beneficial ownership of shares held directly by Clara Serruya. Clara Serruya disclaims beneficial ownership of shares held directly by Samuel Serruya.

CUSIP No. 76123U 105	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS
Clara Serruya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,360,872 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,360,872 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,360,872 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.9%
12	TYPE OF REPORTING PERSON
IN

(1) Includes 459,328 shares of common stock owned in the name of Clara Serruya and 901,544 shares of common stock owned in the name of Samuel Serruya. Samuel and Clara Serruya are husband and wife. Samuel Serruya disclaims beneficial ownership of shares held directly by Clara Serruya. Clara Serruya disclaims beneficial ownership of shares held directly by Samuel Serruya.

CUSIP No. 76123U 105	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Response Genetics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1640 Marengo St., 6th Floor Los Angeles, California 90033 United States of America

Item 2(a).	Name of Person Filing:

Samuel Serruya and Clara Serruya

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Response Genetics, Inc. 1640 Marengo Street, 6th Floor Los Angeles, California 90033 United States of America

Item 2(c).	Citizenship or Jurisdiction of Organization:

Canada
Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

76123U 105

CUSIP No. 76123U 105	13G	Page 5 of 7 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ________

CUSIP No. 76123U 105	13G	Page 6 of 7 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,360,872 shares of Common Stock (1)

(b)	Percent of class:

6.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,360,872 shares of Common Stock (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,360,872 shares of Common Stock (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

___________

(1) Includes 459,328 shares of common stock owned in the name of Clara Serruya and 901,544 shares of common stock owned in the name of Samuel Serruya. Samuel and Clara Serruya are husband and wife. Samuel Serruya disclaims beneficial ownership of shares held directly by Clara Serruya. Clara Serruya disclaims beneficial ownership of shares held directly by Samuel Serruya.

CUSIP No. 76123U 105	13G	Page 7 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2012

/s/ Samuel Serruya
Samuel Serruya

Dated: March 6, 2012

/s/ Clara Serruya
Clara Serruya